Filed by NRG Energy, Inc. pursuant to
Rule 425 of the Securities Act of 1933 and
deemed filed pursuant to Rule 14a-12 of the
Securities Exchange Act of 1934
Subject Company: Calpine Corporation
Commission File No.: 001-12079
On May 28, 2008, David Crane, President and Chief Executive Officer of NRG Energy, Inc. presented at the 2008 Deutsche Bank Energy & Utilities Conference. The slides that were presented and a transcript of the presentation are included below.

David Crane President and Chief Executive Officer Deutsche 2008 Energy & Utilities Conference May 28, 2008 Driving Intrinsic Value; Capitalizing on Extrinsic Opportunity

Safe Harbor Statement This presentation does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This material is not a substitute for the prospectus/proxy statement NRG Energy, Inc. ("NRG") would file with the Securities and Exchange Commission (the "SEC") if an agreement between NRG and Calpine Corporation ("Calpine") is reached or for any other documents which NRG may file with the SEC and send to NRG or Calpine stockholders in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS OF NRG AND CALPINE ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION. Investors and security holders will be able to obtain free copies of any documents filed with the SEC by NRG through the web site maintained by the SEC at www.sec.gov. Free copies of any such documents can also be obtained by directing a request to Investor Relations Department, NRG Energy, Inc., 211 Carnegie Center, Princeton, New Jersey 08540. NRG and its directors and executive officers and other persons may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information regarding NRG's directors and executive officers is available in its Annual Report on Form 10-K for the year ended December 31, 2008, which was filed with the SEC on February 28, 2008, and its proxy statement for its 2008 Annual Meeting of Stockholders, which was filed with the SEC on April 2, 2008. Other information regarding the participants in a proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in any proxy statement filed in connection with the proposed transaction. This presentation contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements are subject to certain risks, uncertainties and assumptions that include, but are not limited to, expected earnings and cash flows, future growth and financial performance and the expected synergies and other benefits of the transaction described herein; and typically can be identified by the use of words such as "will," "expect," "estimate," "anticipate," "forecast," "plan," "believe" and similar terms. Although NRG believes that its expectations are reasonable, it can give no assurance that these expectations will prove to have been correct, and actual results may vary materially. Factors that could cause actual results to differ materially from those contemplated above include, among others, general economic conditions, hazards customary in the power industry, weather conditions, competition in wholesale power markets, the volatility of energy and fuel prices, failure of customers to perform under contracts, changes in the wholesale power markets, changes in government regulation of markets and of environmental emissions, the condition of capital markets generally, our ability to access capital markets, unanticipated outages at our generation facilities, adverse results in current and future litigation, the inability to implement value enhancing improvements to plant operations and companywide processes, our ability to realize expected tax benefits, our ability to achieve the expected timing and benefits of our RepoweringNRG project and our ability to realize expected synergies and other benefits as a result of the combination described herein. NRG undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. The foregoing review of factors that could cause NRG's actual results to differ materially from those contemplated in the forward-looking statements included in this press release should be considered in connection with information regarding risks and uncertainties that may affect NRG 's future results included in NRG 's filings with the Securities and Exchange Commission ("SEC") at www.sec.gov.

Proven management team has strong track record of creating significant value for shareholders Positioned for upside through commercial optimization and commodity price appreciation Repowering program is driving intrinsic growth while reducing carbon intensity Proposed combination with Calpine would offer compelling strategic and financial benefits Overview

Four Year Track Record: Shareholder Value Delivered Transforming a Growth Company while adhering to Financial Discipline principles Emergence from Bankruptcy 1 2007 Improvements - 58% e 104% e e - 12% e - 37% e 3.73 3.25 19.4% 59.2% 43.7% 8.85 1.59 66.9% 68.9% CREDIT/STATS Total Debt/EBITDA EBITDA/Interest FFO/Total Debt Total Debt/Cap Total Debt/EV - e B+ Ba3 CORPORATE CREDIT RATINGS S&P Moody ' s 554 173 7,042 New CEO No CFO 3 Regions 18,200MW 37 ~35% Cash 2,279 1,252 2,715 19,137 Crane: 4 years Flexon: 4 years 4 Regions 24,115MW 28 63% 1 st Lien 311% e e 1,469% e 172% e FINANCIAL PROFILE EBITDA FCF- Recurring Ops Liquidity Enterprise Value e 33% e 33% e - 24% e 79% e e BUSINESS PROFILE Management Tenure Geographical Diversity Total MW Average Age of Baseload Fleet as of 2008 5 Year Average % Baseload Hedged Strategic Hedging Collateral Position B+ B2 1 Reflects trailing twelve months ended 9/30/03 statistics on emergence from bankruptcy, with exception of credit rating nm nm nm nm e e Cumulative Corporate Debt Reduction Cumulative Share Repurchases $0 $0 1,600 1,700 nm nm nm

Multiple Avenues to Shareholder Value Regionally focused wholesale power generation business Prudent balance sheet management Focus on free cash flow Lean and nimble organization focused on value enhancing growth Enhancing asset position through dynamic trading and marketing activity Striving for BOTH market diversification and asset concentration Where We Have Been 2006 and Beyond Harvesting the Benefits of Being the First Out of Chapter 11, with a Healthy Balance Sheet in a Capital Intensive, Cyclical, Commodity-Based Industry Where We Began Intrinsic Growth (eg. "FORNRG") Extrinsic Opportunity (eg. TGN Acquisition) Beyond Back to Basics No management distraction on legacies Streamlining business in value optimizing way Demonstrated record of returning capital to shareholders Shareholder Value Exit from Chapter 11

Back to Business Basics: Key Characteristics Fundamental Truths Strategic Consequences Capital intensive / not labor intensive Competitive generators cannot "rationalize staff" their way to success; need to increase margins Balance sheet management and continuous access to capital are critical Assets relatively illiquid and totally immovable Need to build on what we have, where we have it Need to have capacity around chronic transmission constraints Electricity is a uniquely volatile commodity because it can not be stored Trading consequences - supplier has better information Market consequences - supplier should be paid for capacity Electricity prices are supply\demand driven, with the key being supply The more supply you have, the more flexibility you have to optimize your portfolio Regional diversity critical since supply dynamics in various markets are not correlated Electricity prices, in our core markets, are fundamentally driven by the underlying fuel price The "single-price auction system" means that gas, the marginal fuel, has primacy in a multi-commodity mindset Portfolio consequences - fuel is a proxy for storage in most of our markets All strategic decisions at NRG tie back to these five truths

From "Fundamentals" to "Imperatives" Five Fundamentals Five Imperatives Capital intensive - Yes Labor intensive - No Highly cyclical, Inelastic demand, supply driven Assets relatively Illiquid and totally immovable Pure commodity, but inability to store causes very high volatility 1. 2. 3. 4. MUST accumulate generating portfolio at competitive cost 1. 5. Fuel price-driven Calpine Transaction Advances the Imperatives 3. MUST develop and expand our route to market through contracting with retail load providers, trading, direct sales etc. MUST develop depth and breadth in key markets, particularly across fuel types, transmission constraints and merit order 5. 4. MUST have sophisticated ability to trade, procure, hedge, and originate for electricity and input fuels 3. MUST develop and expand our route to market through contracting with retail load providers, trading, direct sales etc. MUST develop depth and breadth in key markets, particularly across fuel types, transmission constraints and merit order 5. 4. MUST have sophisticated ability to trade, procure, hedge, and originate for electricity and input fuels

NRG Looking Forward: The Opportunities Calpine Proposal Advances All Corporate Objectives Capital Allocation: Capital investment Enhance and Expand Core Portfolio Extracting maximum value from existing fleet West South Central Northeast Texas Capital Allocation: Balance sheet management FORNRG Commercial ops. optimization Improved market design Texas Genco West Coast Power Padoma Wind RepoweringNRG ECONRG Fuel supply chain investment Portfolio optimization Free cash flow generation & liquidity Return excess capital A regionally focused, multi-fuel, carbon-diversified scale generator with assets across the merit order and around transmission in each of our core markets with the capability to procure, transport and trade all of the commodities involved in our business. What we strive to be: Load serving entities in our core regions willing to contract for their bulk generation needs at a premium price in exchange for our assistance mitigating their customers' aggregate electricity and fuel cost and transmission constraint risks. Our target customer:

NRG - Calpine Benefits of the Proposed Combination Scale with Purpose Asset Optimization/Disposition Focus on Texas Operational Synergies Carbon

Merger Significantly Enhances NRG's Industry Position Market Capitalization / Enterprise Value(3) ($ in billions) Source: Company filings, I/B/E/S and Wall Street research. (1) PF for merger and Texas asset sales. (2) Excludes Texas City and Clear Lake and includes Greenfield Energy Center. (3) Stock price as of 5/14/08. Generating Capacity (GW) (1) Scale ... but with Purpose

Nuclear Coal Gas/Oil - CT/ST 5.0% 62.0% 33.0% Scale with Purpose NRG Capacity: 22,890 MW Pro Forma Capacity: 47,202 MW Capacity by Fuel Type Capacity by Region Geothermal Nuclear Coal Gas/Oil - CT/ST Gas - Cogen Gas - CCGT 27% 16% 36% 16% 3% 2% Where the "purpose" means value creation and risk diversification Dispatch by Fuel Type NRG Output: 72,827 GWh Pro Forma Output: 163,121 GWh Note: Does not assume required Texas divestitures. Nuclear Coal Gas/Oil - CT/ST 11% 76% 13% Geothermal Nuclear Coal Gas/Oil - CT/ST Gas - Cogen Gas - CCGT 29% 21% 6% 34% 6% 4% NRG Capacity: 22,890 MW Pro Forma Capacity: 47,202 MW Northeast South Central Texas West 9% 47% 11% 33% Northeast South Central Texas West 20% 39% 18% 23%

Note: Excludes Texas City and Clear Lake, includes Greenfield Energy Center. Asset Dispositions is a Key Transaction Value Driver Sales of over 20 non-core assets removed debt of ~$1.4bn and provided cash of over $980mm Asset dispositions: Transform EBITDA multiples Pay down debt Generate cash for "Return of Capital to Shareholders" NRG Asset Dispositions Asset Dispositions: Opportunity + Experience = Financial Success - 400 800 1,200 1,600 2,000 2,400 Q1 04 Q2 04 Q3 04 Q4 04 Q1 05 Q2 05 Q3 05 Q4 05 Q1 06 Q2 06 Q3 06 Q4 06 Q1 07 Q2 07 Q3 07 Q4 07 Q1 Debt Cash 08

Asset Optimization: NRG Track Record CALP Batesville McClain Kendall NEO Hsin Yu Loy Yang COBEE Ilion Northbrook (Hydro) Enfield (UK) Arthur Kill Dunkirk Devon Indian River WA Parish STP Limestone Texas Genco West Coast Power Snowball Effect: Continuously Strengthening the Core Audrain Rocky Road James River Cadillac SLAP Flinders Red Bluff Chowchilla PowerSmith Cogen STP WA Parish BC2 Long Beach Huntley ITISA Total MW Divestments Acquisitions Uprates 23,960 MW 17,853 MW (3,708 MW) (155 MW) 177 MW 139 MW (103 MW) (1,602 MW) 11,693 MW (195 MW) 0 5,000 10,000 15,000 20,000 25,000 Base 2004 2005 2006 2007 2008

Asset Optimization: Market Conditions Remain Very Bullish Implied Gas Plant Value1 Note: See appendix for transaction detail. 1 Implied value for gas assets assuming $2,500 million value for geysers, and after benefits from accelerated tax benefits, synergies and carbon. Significant value to be realized through asset sales $450 $800 $750 $1,000 $600 $900 $900 $1,200 $200 $400 $600 $800 $1,000 $1,200 $1,400 Southeast Recent Announced Transactions California / Western US Recent Announced Transactions Texas / ERCOT Recent Announced Transactions CCGT Replacement Cost $/KW

NRG Alone or NRG/Calpine Still Focused on Texas

The impact on the portfolio due to gas move is bigger than that of heat rate move Heat rate moves are in a relatively narrow range Daily gas moves are 4x more volatile For any forward 3 month period, the probability of a 1 mmBtu/mWh heat rate move is negligible For any forward 3 month period, $1/mmBtu move in gas is 'equally probable' to 0.25 mmBtu/mWh move in heat rate Based on last 12 months historical data for Cal 2009 Forward Gas and ERCOT RTC Heat Rate Probabilities for Commodity Volatility Henry Hub Gas Prices and ERCOT RTC Heat Rate -10% 0% 10% 20% 30% 40% 5/25/07 7/25/07 9/25/07 11/25/07 1/25/08 3/25/08 Percent Change Cal 2009 Gas Cal 2009 ERCOT RTC Heat Rate 0.249 mmBtu/mWh Negligible 0.029 mmBtu/mWh 7.7 to 8.3 mmBtu/mWh $1 /mmBtu 14% $0.115 /mmBtu $8.1 to $11.4 /mmBtu Gas and heat rate moves that correspond to 14% probability Probability of $1/mmBtu and 1 mmBtu/mWh heat rate move One standard deviation of day over day changes Gas price and heat rate ranges over past 12 months Heat Rate Gas

Baseload Gas Price Sensitivity (As of 4/25/08) Gross margin change from $1/mmBtu gas price change Hedge Profile Sensitivities Fundamentals on gas and reserve margins suggest ample opportunity to optimize long gas and heat rate exposure of portfolio Baseload Heat Rate Sensitivity (As of 4/25/08) Gross margin change from 0.25 mmBtu/Mwh expansion in market implied RTC heat rate $20 $69 $120 $129 $127 $127 $0 $100 $200 $300 $400 $500 $600 2008 2009 2010 2011 2012 2013 Impact of Rising Heat Rates (Millions) Note: Based on hedge positions as of 4/25/2008 and 2008 reflects balance of year. Baseload Heat Rate Sensitivity (As of 4/25/08) Gross margin change from 1 mmBtu/Mwh expansion in market implied RTC heat rate $168 $187 $322 $366 $4 $64 $0 $100 $200 $300 $400 $500 $600 2008 2009 2010 2011 2012 2013 (Millions) Impact of Rising NG Prices Baseload Gas and Heat Rate Sensitivities Impact1 (from 2/1/08 to 5/23/08) Portfolio as of 2/1/08, excluding hedges after 2/1/08, against actual gas and heat rate moves, holding all other inputs constant 972 869 448 523 407 (199) (230) (190) (162) (39) $0 $200 $400 $600 $800 $1,000 $1,200 2009 2010 2011 2012 2013 (Millions) Gas Impact Heat Rate Impact 368 361 258 639 773

Remain Bullish On ERCOT Heat Rates Implied Heat Rate - Houston Zone ISO Forecast Reserve Margin Note: 2008 heat rate: Jan-May historical, June-Dec forward 2008 heat rate significantly higher than forward heat rate just 5 months ago May 08 Dec 07 Actual heat rate Source: NRG Estimates, ERCOT Heat rate 2009 - Houston all hours RM Update RM Update RM Update Heat rate compression exaggerated in short term but will correct for long term fundamental drivers Gas HR Recent compression on implied heat rates driven by: ERCOT reserve margin forecast - may overstate supply/demand fundamentals given amount of imputed wind and transmission constraints Wind generation - non coincident with peak load - ultimate impact depends on transmission built Sharp increase in gas prices with power lagging Sensitive decrease in liquidity after credit crisis Actual reserve margin close to 17.9% due to mild summer Note: RM Update implies ERCOT reserve margin reforecast Bear Collapse 4.00% 6.00% 8.00% 10.00% 12.00% 14.00% 16.00% 18.00% 2006 2007 2008 2009 2010 2011 2012 Jun-07 Dec-07 May-08 7.00 7.25 7.50 7.75 8.00 8.25 8.50 8.75 9.00 2006 2007 2008 2009 2010 2011 2012 mmbtu/MWh

Portfolio Management: Operational Synergies Captured through FORNRG Bottom-up and top-down program that leverages employees' insights towards improving bottom line -- ready to deploy again 2005 2006 2007 2008 Projected NRG Classic Projected NRG Texas Actual Results $0 $50 $100 $150 $200 $250 $300 $30 $35 $81 $144 $122 $220 $250

Cost Savings and Operating Synergies NRG Management should be able to achieve greater than $100 million in savings 1 Includes SG&A and other operating expenses ($ in mm) 2007A (10 K Filing) NRG Calpine Total Fuel and Purchased Energy 1,974 $ 5,683 $ 7,657 $ Other COGS 454 136 590 Maintenance & Other OpEx 950 749 1,699 G&A 309 188 1 497 Development Costs 101 - 101 Total 3,788 $ 6,756 $ 10,544 $ $100 MM of Cost Savings % of G&A 32.4% 53.2% 20.1% % of Total 2.6% 1.5% 0.9%

Source: Credit Suisse Research Carbon Intensity is defined as CO2 emissions (in tons)/MWHs generated Repositioning NRG In a Carbon - Constrained World Nobody knows how aggressive a federal carbon regulatory regime ultimately will become so "end game" protection over the next 25 years is to reach a "carbon light" or at least "carbon neutral" status for our own generation NRG's objective is to go from one of the most carbon intensive to one of the more "carbon light" of the big generators within one generation 2006: 0.93 tons/ MWHr 2016: 0.75 tons/ MWHr 2025: 0.49 tons/ MWHr CO2 Intensity (Tons/MWH) NRG CO2 Neutral Position 0.00 0.20 0.40 0.60 0.80 1.00 1.20 1.40 American Electric Power Allegheny Energy Mirant Corp Edison International Reliant Energy NRG Now Dynegy Inc Texas Energy Future Holdings NRG 2016 Duke Energy PPL Corp NRG 2025 Calpine Corp Southern Co Constellation Energy Public Service Enterprise Group Exelon Corp

Note: All curves exclude potential gas, heat rate and capacity adders driven by carbon regime. 1 35% allocations of historical CO2 from 2012 declining to 0% by 2030, and allowance prices of approximately $10 to $27 price per short ton 2 Phase I Repowering (2007-2015) assumes carbon margin uplift from 40% ownership in STP 3&4, 525 MW of wind, 125 MW post combustion capture with CCS, 375 MW IGCC with CCS, and carbon margin neutrality from 650 MW CCGT, Limestone 3, appx. 1,600 MW of gas peaking and Big Cajun 1. Low carbon assets assumed to retain carbon benefit; high carbon assets are assumed to be carbon mitigated through offtakers. 3 Phase II Repowering (2016-2030) assumes Repower I plus carbon margin uplifts from 2,250 MW nuclear, 3,000 MW post combustion capture with CCS, 800 MW IGCC, and 1,500 MW wind and carbon margin neutrality from 3,000 MW of CCGT's. Straight lined pro-rated 2020 through 2030. 4Calpine projected output kept flat at 2008 levels for gas plants. Assumes no new plants come online. Geysers output assumed to decline 1.0% per year. Does not adjust for any existing contracts or hedges. Assumes portfolio emission rate of 0.42 short tons/MWh. Does not include any impact from AB32 legislation in California. Even under more conservative allocation scenario than current legislative proposals, carbon legislation not likely to negatively impact NRG's current fleet until 2019 With RepoweringNRG and econrg, if we achieve a reasonable degree of success, carbon constraints will likely be positive for NRG NRG's "first-mover" advantage in key low-carbon technologies will allow us to further leverage and accelerate decarbonization plan RGGI Period Federal Transition Period Incremental Margin Impact ($mm) Carbon Constrained World Technology Transition Short Term 2008-2011: Minimal Impact Medium Term 2012- 2018: Neutral to Positive Long Term 2018 and beyond: Depends on Us (2) (3) (4) (2)(4) NRG is poised to turn carbon risk into carbon opportunities1 Calpine's carbon impact is a plus, but not a driver ($1,000) ($800) ($600) ($400) ($200) $0 $200 $400 $600 $800 $1,000 Current NRG Portfolio NRG Standalone w/ Phase I and II Repowering NRG Standalone w/ Phase II Repowering Current CPN + Current NRG Current CPN + NRG w/ Phase I Repowering 2009 2010 2011 2012 2013 2014 2015 2016 2017 2018 2019 2020 2021 2022 2023 2024 2025 2026 2027 2028 2029 2030

Tax Optimization Calpine has approx. $5.1 B of net operating loss carryforwards ("NOL") subject to annual limitations: $4.33 B over 13 years ($333 MM/year) $750 MM over five years ($150 MM/year) Any non-utilized limitation can be carried forward into subsequent years Pursuant to its 2007 10K filing, Calpine has a valuation allowance of $2.4 B which primarily relates to NOL carryforwards and because of a lack of earnings history Tax Efficiency will Support Free Cash Flow Accretion Calpine Tax Situation NRG Tax Situation In combination, NRG expects to reverse the valuation allowance with regard to Calpine NOL's due to NRG's earnings history As previously stated publicly, NRG expects to become a meaningful cash tax payer in 2009 - estimated 2009 tax rate of 24% and 31% in 2010 NRG will have sufficient capacity to consume any unused NOL limitation not utilized by Calpine

Financial Strength Leverage Increased consolidated leverage manageable Pro forma at 3/31 estimated Net Debt/Cap of less than 50%, within NRG's targets Estimated Consolidated Debt/EBITDA of 4.8x reduced quickly through cash flows and portfolio optimization Combined entity's leverage and liquidity levels manageable before Portfolio management Liquidity Combined entity would have approximately $3.5-$4B in liquidity based on 3/31 numbers Significant additional liquidity provided by 1st lien trading facilities at both entities Shareholder Benefits Significant increase in RP basket due to issuance of equity Cash flow enhanced by optimizing combined tax position $20 billion market cap combined with increased float creates greater liquidity for shareholders Risk Combined entity can utilize NRG's additional baseload hedge capacity to reduce volatility of cash flows Spreading development pipeline over greater portfolio size reduces risk on any one project Financial Profile provides shareholder benefits with manageable increase in leverage

Roadmap for Free Cash Flow Generation

NRG

Drivers

Underlying Fundamentals	Asset Disposition	Tax Optimization	Operational Synergies
◆ Calpine core operations, contracts esp. above market portion, hedge profile	◆ Asset disposition proceeds – only question is how much, how soon and at what price	◆ Accelerated usage of $5.1 B NOL	◆ Cost savings start at $100 MM (SG&A)

Upsides

Commercial Operations	*FORNRG*	Other Tax Benefits	Financial Management
◆ Expansion of product offerings ◆ Extrinsic value ◆ Deeper origination & marketing team	◆ Leverage NRG's highly successful program	◆ Utilization of other potential tax benefits	◆ Streamlining capital structure and lower cost of capital

FCF Management

Restricted Payment Expansion From Current $150 million to ~$1.0 billion[1]

Free Cash Flow Accretion

[1] Based on the Term Loan covenants

25

NRG - Calpine The Right Transaction ... at The Right Time ... Between The Right Partners

Questions and Answers

Appendix:

2008 Commercial Operations

Baseload Hedge Position[1]



100%
97%
11%
64%
9%
59%
2%
53%
13%
23%
11%
97%
85%
65%
61%
34%
25%
2008
2009
2010
2011
2012
2013
Open Energy
New Hedges
Q4 Hedged Energy
Hedged Fuel

[1] Includes Northeast, South Central and Texas as of 04/25/2008. 2008 values reflect positions from May '08 through December '08 only.

Market Capacity Prices (kw-month)

(excludes hedges)

Region Clearing Prices	NRG MW	2007 Average	2008[2]
NYC	1,415	$9.27	$4.54
NY ROS	2,545	$2.61	$2.35
FCM[3]	1,725	$3.05	$3.46
LFRM	255	$14.00	$14.00
RPM-EMAAC[4]	1,014	$3.52	$5.07
RPM-RTO[4]	142	$0.76	$2.47

[2] Before considering hedges, reflects actuals for Jan-April 2008 and forward for balance of year.

[3] Per the terms of RMR agreement, any FCM transition capacity payments are offset against approved RMR payment. RMR agreements were set to expire upon the start of the FCM auction 2010.

[4] PJM name conventions changed for subsequent three of the four auctions.

2008 Coal Hedge Profile[5]

	PRB 8800	PRB 8400	Lignite	Other
Approximate Annual Usage (mm)	6.0	16.0	6.0	1.8
Percent Hedged	← Fully Hedged →			
Current Market $/ton	$14.30	$10.10	Cost plus	$87.20

[5] Hedges include activity since beginning of the year for the full year of 2008. Current market prices for coal are as of 04/25/2008 and represent average of balance of the year 2008 prices only. Price for other reflects average of NYMEX QL, Colorado and International coal prices.

Hedging during periods of volatility to lock in higher dark spreads

29

Natural Gas Fundamental... Key Value Driver Convergence to oil/residual prices Global demand for LNG at prices significantly above Henry Hub futures Gas-fired generation demand based on carbon uncertainty Increasing Finding & Development/labor costs Note: Conversion factor from crude to gas 5.84bbl/mmbtu Decline in US gas inventories (domestic supply disruptions and colder spring) Lower LNG imports driven by strong international prices Strong international demand (Japan/Spain) Reduction in Canadian imports/Increasing Mexican exports Favorable short and long term gas fundamentals US Gas Inventories Short Term Long Term 1,000 1,500 2,000 2,500 3,000 3,500 4,000 11/1/2007 11/8/2007 11/15/2007 11/22/2007 11/29/2007 12/6/2007 12/13/2007 12/20/2007 12/27/2007 1/3/2008 1/10/2008 1/17/2008 1/24/2008 1/31/2008 2/7/2008 2/14/2008 2/21/2008 2/28/2008 3/6/2008 3/13/2008 3/20/2008 3/27/2008 4/3/2008 4/10/2008 4/17/2008 Tcf 2008 2007 5-year Average $/mmbtu Fuel Convergence Surplus Deficit Source: NYMEX and NRG estimates Source: EIA and NRG estimates $- $2.00 $4.00 $6.00 $8.00 $10.00 $12.00 $14.00 $16.00 $18.00 $20.00 $22.00 $24.00 2000 2001 2002 2003 2004 2005 2006 2007 2008 2009 2010 2011 2012 2013 History Futures Oil Natural Gas Current oil curve (~$130/Bbl) translates into $16.7/mmbtu gas using 7 yr avg. ratio and $22.3/mmbtu at mmbtu parity Historical Crude Light/Natural Gas ratio 7.80 bbl/mmbtu

Selected Asset Transactions

NRG

Announce Date	Buyer	Seller	Facility / Portfolio	Location	Price ($US MM)	Price Per kW
02/25/08	GIP / Fortistar	Reliant Energy	Channelview (Cogeneration)	ERCOT	$502	$564
11/12/07	Arcapita / Fulcrum Power Services	LS Power	Bosque (CCGT)	ERCOT	430	754
05/29/07	EnergyCo	Dynegy	Lyondell (Cogeneration)	ERCOT	470	880
			Texas Region	**Mean**	**$467**	**$733**
05/12/08	International Power	Tenaska / Warburg	Portfolio (CT)	RFC - ECAR, MAIN	$856	$461
03/31/08	TransCanada	National Grid	Ravenswood (Gas steam / CCGT)	NPCC - NYPP	2,900	1,169
01/29/08	FirstEnergy Generation Corp	Calpine	Fremont Energy (CCGT)	RFC - ECAR	404	571
12/10/07	IFM	Con Edison	Portfolio (CT / CCGT)	RFC, NPCC	1,477	866
11/02/07	NIPSCO	LS Power	Sugar Creek (CCGT)	RFC	539	508
05/25/07	Consumers Energy	LS Power	Zeeland (CCGT / CT)	RFC - ECAR	517	547
02/28/07	Astoria Generating	Boston Generating	Portfolio (CCGT / Oil)	NPCC - NEPOOL	3,221	1,087
			North Region	**Mean**	**$1,416**	**$744**
05/12/08	GSC Acquisition	Complete Energy	Batesville (CCGT)	SERC	$400	$437
04/15/08	Wabash Valley / Hoosier Energy Rural Electric Cooperative	Tenaska	Holland (CCGT)	MISO	383	576
04/03/08	Tennessee Valley Authority	Cogentrix	Southaven (CCGT)	SERC - CENTRL	466	576
02/06/08	Constellation Energy Group	Calpine	Hillabee (CCGT)	SERC - SOU	255	329
01/21/08	OG&E / GRDA / OMPA	Kelson Holdings	Redbud (CCGT)	SPP	852	693
			Southeast Region	**Mean**	**$471**	**$522**
05/12/08	GSC Acquisition	Complete Energy	La Paloma (CCGT)	WECC	$900	$880
04/30/08	Hastings / JP Morgan Infrastructure	Black Hills	Portfolio (CT, CCGT)	WECC	840	862
04/22/08	Nevada Power	Reliant Energy	Bighorn (CCGT)	WECC - AZNMSNV	500	836
02/07/07	Puget Sound Energy	Calpine	Goldendale (CCGT)	WECC - NWPP	120	480
			West Region	**Mean**	**$590**	**$765**
			All transactions	**Mean**	**$842**	**$688**

Source: News releases and company filings.

31

Final Transcript
Conference Call Transcript
NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference
Event Date/Time: May. 28. 2008 / 7:30AM ET

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

CORPORATE PARTICIPANTS
David Crane

NRG Energy — President and CEO
CONFERENCE CALL PARTICIPANTS
John Kiani

Deutsche Bank — Analyst
PRESENTATION
John Kiani — Deutsche Bank — Analyst
Good morning, everyone. I would like to welcome everybody to the 2008 Deutsche Bank Energy and Utilities Conference here in Miami, Florida.
We’re pleased to have with us today NRG Energy. With us we have David Crane, President and Chief Executive Officer and also Nahla Azmy, Vice President of Investor Relations. As most of you know, NRG is one of the largest independent power producers in the United States with almost 23,000 megawatts of coal, nuclear, natural gas and now wind-fired generating capacity. NRG currently has one of the few generation development programs in this sector and we expect this program to organically grow the Company’s EBITDA by almost 10% over the long-term through investments and lower-risk, higher-return projects. With that, I’ll turn it over to David Crane.
David Crane — NRG Energy — President and CEO
Good morning, everyone. Thank you, John. I want to begin by saying that I apologize that we are only going to be here in town for less than an hour. Now that I’m here in my fourth and a half hour here in Miami, thanks to the air traffic control system last night. So I apologize for all the people that want to have one-on-ones or talk to us about the things that are going on with the Company, but I’m going to try and address some of those things during the speech this morning and leave some time for questions.
I’m also aware that as I look around the room, I see a lot of people that know the Company pretty well and I asked them for their indulgence; because the way the presentation is structured is that I’m going to speak principally about the initiative that was announced last week somewhat unexpectedly from our perspective. And I know that the people in the room know the Company pretty well; but since it is being webcast, I want to go back and lay the foundation for the initiatives we have taken before getting into a little bit more level of detail.
Safe Harbor statement. I understand that there is some new words this time because of what is going on with the company, so I’m sure it will make particularly good reading for everyone. But I will ask you to go back and read it later.
In terms of getting started, what I want to mention to you to begin with is that the presentation that I have today, focusing on the Calpine issue, what I’ve tried to do is weave into the presentation a lot of things that apply to NRG regardless of whether the Calpine presentation occurs. From the point of view of a general overview, from our perspective, NRG is the premier competitive power generation company in the United States today. We have a plan, actually, a series of initiatives, to enhance our position based on intrinsic growth, which is well in advance and I think increasingly a point of differentiation in our favor between us and other competitive power generation companies.
I’m convinced that we can and will achieve our destiny through organic growth, but when an opportunity arises to accelerate our pace of development, broaden and strengthen our growth platform and turbo-charge our returns, we’re going to be very aggressive in seeking to secure the value of that opportunity for our shareholders. That is particularly the case when the value proposition to be unlocked involves following virtually the exact same roadmap that we have pursued in the 4.5 years since NRG itself exited Chapter 11.
Before I start, I want to reflect for a second on the awkwardness, though, of the timing of this presentation. Right now our Company has made a specific combination proposal, to which we have not yet received a substantive response. So it is obviously not the best time to discuss that proposal or the merits of the contemplated transaction in public, yet, obviously, I can’t ignore it.

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

I hope you will recognize and respect that there are many things that we do not know that we would expect to know once we have an opportunity to do due diligence. There are other things which we think we know but which we choose not to disclose for competitive reasons. In either case, our discussion today will be by necessity incomplete and not totally satisfactory to you.
So to our shareholders, by way of this Slide 4, what I’m in effect saying is that trust us. Over the 4.5 years at NRG we feel we have established an unbroken record of financial discipline and strengthening credit metrics and risk profile. The proposed Calpine transaction is compelling from a strategic point of view and persuasive from a financial point of view. But it is not so compelling or otherwise persuasive that it would cause us to depart from our most cherished bedrock principles of fiscal discipline and prudent balance sheet management.
Now getting into it, slide 5 lays the foundation for our initiative, vis-a-vis Calpine. This is a slide by the way which I first used with the NRG Board of Directors back in 2005, and in my opinion it provides the basic roadmap for a competitive power generation company emerging from bankruptcy. First, you stabilize the Company by creating an organization that can survive and compete outside the oxygen tent of Chapter 11.
Then you establish credibility with the investment community by successfully harvesting the low-hanging fruit that inevitably has been left behind during the Chapter 11 process. And finally, armed with the ready access to capital that this credibility provides, you take advantage of the plentiful opportunities to grow in our industry. This is the roadmap we used to great success in 2004 and 2005 and it is the roadmap that I believe Mirant tried to follow a couple of years later, but they miscalculated by skipping the first two steps.
This, in the simplest case, is what makes an NRG/Calpine combination so attractive to both sets of shareholders. Mirroring the opportunity that they represent to follow the roadmap to value creation with the management team that will give them the credibility that is required to vastly accelerate the process.
For us, we evaluate the transaction not just as a way of harvesting low-hanging fruit but as a way to take the combined company to a level of evolution that has not yet been seen in the competitive power generation industry. Again, I go back to what I call the five fundamental truths about our industry, and again, these are slides that I used with our Board a few years ago. And in these fundamental truths that have informed every strategic decision that we have made at NRG over the past four years. NRG today scores better against these truths than any other competitive power generation company. But the combined company takes it to the next level.
Having converted the five fundamentals a few years back into the five imperatives, I note that this combination with CPN substantially advances four of the five, and you could argue, advances all five.
Now finally, translating the imperatives into something even more real, slide 8 is a slide that all of you who have followed NRG should recognize, since we used to show this with regularity a few years ago. We’ve dusted off the diamond, brought it out of retirement to make a point, that all the regional businesses and all the value drivers that we have in each of the regions since the emergence through the Genco acquisition, through the four NRG internal improvement programs, the hedge reset, the financial engineering, the regular return of capital to shareholders; all this are enhanced by the Calpine merger and much less encumbered by the restricted payment baskets. All these opportunities will arise again in this combination.
So with that overview, I would like to get a little bit more specific about the benefits of the proposed combination. If people had a chance to review the letter that we sent to the Calpine Board, they would have recognized that we actually listed 10 reasons why we thought the combination made sense to both sets of shareholders.
Since I want to leave time for a significant number of questions, I’m not going to go through all 10, but we have picked out five of what I think are the more important ones to talk about today. So I’m going to talk about these five benefits and then talk a little bit about the finances of the transaction, and then open the floor to questions.
So first, talking about scale. The first thing I want to say about scale, and again, this applies to NRG without Calpine. And that is that there is no part of NRG’s present ambition, whether it be in the nuclear development, the repowering program more generally or with respect to carbon policy, that we feel is in any way hindered by our present size. Indeed, being mid-sized allowed us to be fast and nimble in an industry that is just beginning to realize that those historically unimportant qualities to the power industry are going to become essential as we enter the new technology-driven, carbon-constrained world.

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

So the obvious scale that this transaction would provide is in that sense a mixed blessing. I think a very important part of the management integration that we would face and the part that would fall on me personally is to ensure that this transaction goes through, we at NRG don’t lose our clear and crystal approach to decision-making and fall victim to management by committee.
On the positive side, as they say, scale has its privileges in terms of procurement, liquidity, indexation, political influence, the combined company would be in a better place than NRG alone and it would be in an altogether better place, almost a different time zone, from where Calpine is right now.
But really what makes the combination a hum is not the scale for scale’s sake but the unique and unparalleled combination of regional market diversification coupled with asset concentration. These two companies in their present incarnation perfectly complement each other. They correct our bias towards Texas and towards coal. We fix their absolute lack of solid fuel baseload generation. In each of the four regions, the combined company will be able to dispatch efficiently across the merit order and in most cases around known transmission constraints. The competitive advantage provides us as we seek to follow load and be the bulk generation supplier of choice and field manager for load-serving entities is enormous.
Now turning to asset dispositions. The combined company’s regional scale would be so great that we see one of the major upsides to this transaction is the opportunity it will provide us to rationalize the combined asset base. I’m not sure that those of you who follow only public companies are aware of this fact, but right now, there’s an absolutely enormous disparity between the trading multiples of competitive power generation companies and the disposition multiples of privately owned power plants. As demonstrated on this slide 12 once again, NRG has the experience and proven track record in the disposition of assets at value. Working with a much weaker and more disparate asset base in a much more negative market environment, we disposed of 24 assets for almost $2 billion value in our first two and a half years.
As demonstrated on this slide 13, it has been the practice of NRG both to buy and sell more or less simultaneously. The way I always liken this process, for those of you who live up in the Northeast, it is like making a snowball. To make the best snowball, you grab a lot of snow, you pack it in, you sort of dust off the outside of the snow and then you put more in. That is really what we did at NRG in terms of — we did basically two — two and a half acquisitions over the last four years. We sold 24 things. But that was always to strengthen the core. Calpine acquisition provides that same opportunity in abundance. And of course as I mentioned before there is no better time to be selling individual assets.
Now one of the questions that has come up in the past few days as we’ve talked about this transaction with some of our investors, I have had the opportunity to speak with a few investors; Bob Flexon and Clint Freeland have spoken more; is how can we be sure that the asset values will continue particularly if — and this is a topic I’m going to discuss much more directly in a few slides — if people feel that heat rates are compressing.
And the reason that is, as demonstrated by this slide, is that we don’t believe it is heat rates, the prospect of appreciation in future heat rates or the fact that heat rates are compressing; that is not what is driving asset values in the private asset market. What is driving asset values is replacement costs. And if people saw the article just in yesterday’s paper, Wall Street Journal, written by Rebecca Smith, you would have seen, and we would substantiate that; that the price of new build for gas-fired combined cycle plants in this country is going up on a weekly if not a daily basis. As you can see from this slide, we would say, and this is obviously a blended average across the country, it is not — it would not be wrong to assume that the cost of building a new combined cycle plant in the United States today ranges somewhere between $1,000 and $1200 per kilowatt.
The way we do the math is we calculate the price at which we would be getting Calpine’s considerable fleet of modern gas-fired combined cycle; it comes out to in the $600 to $700 per kilowatt range. So there’s a lot of room for upside in terms of asset optimization.
Now the next topic I really want to focus on has to do with this topic of heat rates. And the point that I want to emphasize here is that this next set of slides is equally important, whether this transaction goes through, whether you think about NRG and Calpine together, or whether you think about NRG alone. Right now, obviously, Texas is our most important region by a significant extent. Should we combine with Calpine, it would still be our most important region, although of course, there would be more portfolio diversification.
The other thing that I think you have to keep in mind that’s a fundamental difference between Calpine and us is that NRG is and continues to be a natural gas play, if you look at it from a commodity point of view, while Calpine is a heat rate play.
The point that I want to focus on, and I think when we came out of our first-quarter call, we felt and some people actually were brave enough to suggest this to us, that when we talked about our hedging plan and what was going on in Texas in particular with heat rates, that we had gotten it almost exactly wrong at NRG and that we were hedging out our gas position while staying along heat rate. And that, given that as we said, we’re

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

very bullish on gas and think gas is going up but people are seeing the heat rates compress, that that was almost a diametrically wrong strategy. So what I would like to explain here today is why we think that is the right strategy and — so we start here with slide 16.
Obviously, what this shows in terms of top graph, is the relative movement of heat rate versus gas prices. And you see that the gas prices have been far more volatile than heat rates and in an upward direction. What we tried to do is actually calculate, as shown on this slide, on what I call the probability equal basis, just how much more volatile was gas than heat rate. And the last answer over the last 12 months is that the gas in Texas has been almost 4 times more volatile than heat rate.
Which leads to the next slide. This is a graph that we show virtually every quarter, that, in this case, shows our sensitivity to gas prices. Now one of the things that we feel we probably did not help our own case with, is, you have to look at the unit of measurement here. This is the change in gross margin to NRG coming from a $1 per million BTU change in gas price.
We also showed in the same slide at our [corethy thing] the change that would come from a 1 million BTU per megawatt hour change in heat rate. And I think that people looked at these two slides next to each other and said, well, the Company’s exposure to heat rate, which they don’t seem to be doing anything about, is far greater than it is to gas prices.
The problem, and the one that I would like to correct with this slide today, is that the probability of a $1 per million BTU — or 1 million BTU per megawatt hour move in heat rate is far less probably than a $1 per million in BTU gas. In fact, it is 4 times less probable. So if we adjust to make it on an equal probability state, you see that this is actually where NRG stands in terms of relative sensitivity to gas prices versus relative sensitivity to heat rate.
If you focus on just 2012 as an illustration, and this is one of the reasons why we are hedging, a $1 per million BTU move, $322 million of sensitivity to gas price, while on the same probability, $127 million sensitivity to 0.25 million BTU per megawatt hour move in heat rate.
And so what this means, and we feel quite frankly of course it is always hard for us to figure out why the market is pressuring the stock or otherwise. But you know we have felt that this compression in heat rate question, and this sort of concern about our hedging strategy, has been one of the main drivers over the last three months. So to take it to its conclusion, over the last three months, while people have been concerned about our exposure to compressing heat rates in Texas, with gas prices rising, what we have shown in this bottom right-hand slide is if you look at the value in our portfolio overall, the blue bars show that the increase in value in each year of our portfolio from rising gas prices over the last three months relative to the reduction in value in our portfolio as a result of heat rates. As you could tell, obviously, and again, reinforcing the notion that NRG is a gas play, you can see that it’s actually been a positive movement for us.
Now that there is the question of so what do we expect? Do we expect heat rates to continue to compress? And this is the next part and the more substantive aspect of this question, and the answer is, I understand from the reports that I read from John and other sell-slide analysts that this notion that we have espoused and other companies have espoused that the compression in heat rates is not borne by the fundamentals; it is something that is sort of common industry knowledge now.
What I would like to do is explain what I think is going on in the heat rate market, and again, focusing on slide 15. What you see on the upper left-hand slide over the last year, again, using the Houston all-hours rate, is the movement in heat rate over the last year versus the movement of gas prices. And as you can tell, they are almost inversely correlated. What we have plotted on there, because some people thought that this is the driver to the compression in heat rates, is the official ERCOT announcements of changes in the reserve margin.
But now if you compare the graph on the upper left with the one on the bottom right, which shows how ERCOT has changed the reserve margin slide, if you can see the bottom slide, the red one, which shows a very bullish case for a tightening in the market. When they announced that case in May of 2007, the heat rate continued to decline over that period until they raised the rate, which is the green line on the bottom right. What that is indicating is if you look at this slide carefully, the conclusion is that the reserve margin announcement out of ERCOT are not a leading indicator of where heat rates are going. They are very much a lagging indicator.
What really has happened, what we believe are the really two factors that have caused significant heat rate compression in Texas are — number one, when gas prices rise, you have to take into account the fact that the natural long-term buyers, that there is a fundamental imbalance in power markets. There are more natural long-term sellers than there are long-term buyers. Such long-term buyers that exist tend to be load-serving entities, not particularly sophisticated from a trading perspective, co-ops and the like, who tend to look at their historic costs. And they are not actually looking to trade heat rates at all. They are just worried about the absolute cost of power — of their wholesale power. So when gas prices rise, driving up electricity prices, suddenly, the natural buyers, the people who serve loads leave the market.

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

And then as we show here, if you look at the trajectory of the heat rate curve after the point that is called Bear collapse, the other thing that happened in coincidence with this is once Bear Stearns collapsed, the financial players, who at sometimes provided the counterparty for heat rates trades, left the market in droves as well. So you see the precipitous drop in heat rate that occurred.
So the simultaneous combination of gas prices rising driving out the natural buyers plus the collapse of Bear Stearns drying up the activity of the financial buyers; to us, those are the two factors that have caused heat rates to be under pressure in Texas.
Now the proof — the ultimate proof of this is the graph you see on the upper right-hand corner. This is one that I find particularly ironic because while our investors seem to be concerned about how forward heat rates are going to impact us, what we’re struggling with in Texas right now is power prices and heat rates that are out of control. The price of electricity in Texas over the last couple of weeks in the South zone and in the Houston zone has been in triple digits most days and in 4 digits. So you see the downward movement in the forward heat rate curve, while the 2000 heat rate curve has blown out. And that is a sign when the natural buyers have to fill their position; they have to serve their load.
So again, this is what we’re dealing with now. You are concerned about — our investors are concerned about compressing heat rates. We’re concerned about power prices in Texas that are so high that it may invite a negative regulatory response. So just as an example, keeping in mind that we’re still in May, all NRG power plants in the Houston zone ran last week and we produced more power, close to 800,000 megawatt hours in one week, last week than we did on any given average week in Texas last July and August. Keep in mind that last summer was an astonishingly wet summer in Texas and that what we may be seeing is an unleashing of demand that is unexpected this summer. And that is what we’re gearing up for at NRG.
Now, having focused on that topic, I just want to talk a little bit about operational synergies. I think everyone knows that there will be synergies and a merger between two complementary companies. The question is, once again, who has the proven track record on capturing those synergies? What we try to show here is our FORNRG program, as it was affected by our Texas Genco acquisition. What you see with the crosshatched bars in blue is what the original program was designed to achieve. Then when we bought Texas Genco and brought them into the fold, the yellow crosshatched shows what we were able to add. And then the blue lines are what we actually ended up — the blue bars are what we actually achieved for those years.
So how much operational synergies can we get if we combined with Calpine? It is too early, having not had the opportunity for due diligence for us to give a proper number on this. But I think it is fair to say, I would only point out that Calpine, much more spread out, twice as large as Texas Genco. Texas Genco was an exceedingly well-run portfolio of assets when we bought them. So we think there is enormous potential for operational synergies, which is one of the things that we would be looking to firm up.
Looking at operating synergies from another point of view, again, for people who read the letter, they would have said, and I think this may be one of the great understatements that ever come from NRG management, that we should be able to achieve greater than $100 million in savings.
What this shows is the combined purchasing power of the two companies. As you can see if you just look on the right-hand side, the two companies will spend over $10 billion a year on fuel and O&M and G&A. What we have assumed so far, again, prior to due diligence, is that what we worked into our model, is we capture only $100 million of that, which is less than 1% of the total. So we think there’s substantial room to do more here as well.
The carbon question came up several times in terms of conversations I had with people. Sorry, I’m also, in addition to being sleep deprived, trying to work through a cold as well. But the point I would make about carbon is that carbon is not a driver to this transaction but an upside. We have a carbon plan of our own. What I have tried to show here is how we see that. Right now we fall in the category of what I would call a carbon heavy company. Based on the repowering program both the Phase I, which is what we’re pursuing, that would get us to this, in terms of carbon intensity, at 0.75 tons of carbon per megawatt hour. If we sort of build on that with sort of a blue-sky approach, we get to the point where 2025, our goal would be down in what I call the carbon moderate or the carbon neutral territory.
You see where Calpine sits in terms of their present portfolio. Obviously, combined with Calpine allows us to average down and get to a point, just based on immediately smashing together the portfolios, where I think that we would move from being in the carbon heavy category to carbon moderate. Again, I think the main impact of this for you right now, because I’ll go on and talk about the EBITDA impact of this, which in either case, is 10 to 20 years in the future, because I think there is a little bit of a stigma, to be frank, that deals with being a carbon-heavy company right now. I don’t know if it is a — I think it is something that weighs a little bit on the stock price. But I think what it also weighs on is the prospect of NRG alone or NRG with Calpine as an acquisition candidate in its own right, that there are people who would not pursue NRG because of the carbon heavy aspect.

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

So to the extent that NRG and Calpine come together, I think the most important point is almost an image question, it puts the Company together as what I would call a carbon moderate company.
Looking at the carbon from the point of view of what — impact on EBITDA and, again, this slide which we’ve used several times before, only deals with the EBITDA impact of a carbon tax or a cost on carbon itself. It does not show the positive impact of the new generation that we would bring on to reduce the carbon footprint. Again, what this shows and we have done our best to calculate what it would mean with Calpine onboard. But essentially, it shifts forward or it shifts outward the time from which carbon would have a negative impact on our EBITDA from the 2018 to 2020 range into much later in that decade. So it goes from a 10 to 12 years out problem with Calpine — to like an 18 to 20-year out problem. And, again, that is assuming that we do not do anything.
Another key aspect of this transaction which I will mention only in passing, keeping in mind for everyone that the management of NRG has always said that first and foremost, we manage this business for cash. We know there is a, for the most part, people in your shoes are analyzing our companies on an E.B. to EBITDA basis; and EBITDA obviously is often a proxy for cash, but not when there’s a huge tax benefit. An enormous part of this transaction is the ability of NRG who becomes close to a full taxpayer in 2009, or transitions to a full taxpayer over 2009/2010, it’s the fact that we can utilize Calpine’s considerable NOLs almost immediately and far more optimally than they can.
Even if you look at Calpine’s 2007 10-K filing, they have a valuation allowance of $2.4 billion against their $5.1 billion net operating loss carryforward, recognizing that they may never be able to use their tax loss carryforward. So this has a major impact on the free cash flow accretion.
Beyond that, again, trying to push through to conclusion here, I think that our Company has gotten a well-deserved reputation for creative and value creating financial engineering in the 4.5 years that we have been at it. I think if you look at the Calpine situation, you see there is a lot of opportunity for things that we have done before.
So some of the things that we pioneered, the first lean to support trading; the maintenance of a strong; cost effective liquidity position; hedge resets; all these things are things that we can look at doing, again, if we combine with Calpine. And of course, the big point is that we have managed to do what we have done over the last four years, laboring under a very restricted payment basket. Effectively combining with Calpine would shift the amount of money that we had available in the restricted payment basket from $100 million right now to over $1 billion. And so it would make the return of capital to shareholders something even more substantial than what we have done in the past.
So again, this is the area where we have to be a little bit coy, in part because we have not done due diligence; in part because of the competitive situation. But when we stack all of the positives, the value drivers of this transaction; the potential upsides; the move on the restricted payment baskets, what we come to is the fact that from a free cash flow accretion point of view, we expect that this would be a very positive transaction in the first year.
And so with that, given that I am almost running out of time and I can feel John Kiani fidgeting on my right, I will just say that, to paraphrase other comments that have been made in the past, we are convinced that this is the right transaction at the right time between the right partners. Thank you.
QUESTION AND ANSWER
John Kiani - Deutsche Bank — Analyst
Thanks, David, for your time, and we will now open it up to questions.
Unidentified Audience Member
I was just wondering if you could talk about your balance sheet today and your credit metrics today; how your balance sheet and your credit metrics would look going forward for the transaction? And how that free cash flow accretion of this transaction would look if you would leverage up yourself to see where you would end up being leveraged up [on for] Calpine? Is it really free cash flow accretive excluding the financial engineering and the leverage implicit in assuming a more leveraged debt to EBITDA and a more leveraged balance sheet?

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

David Crane — NRG Energy — President and CEO
I’m not sure if I’m following you. I mean generally on a pro forma basis when we put the two companies together because of the acquisition currency being the stock, on a net debt to total capital basis, we actually think the balance sheet strengthens. The debt to EBITDA goes up a bit but we think that that quickly comes back in line with where we are now based on asset sales.
But the next part of your question about us leveraging ourselves up, the only thing I would say — I’m not sure I follow the question. But in the current capital markets, there is nothing — no aspect of this transaction that we’re contemplating that depends on access right now to the debt capital markets for more gearing or cheaper debt.
Unidentified Audience Member
Just putting it frankly, you are taking on two turns of debt to EBITDA. So it ought to be free cash flow accretive because you’re creating a pro forma credit metric profile that is much more leveraged. So I’m saying if you were to put on two turns of debt to EBITDA on a NRG stand-alone, how free cash flow accretive per share would it be? And is the free cash flow accretion from this transaction greater than the free cash flow accretion from putting on two turns of debt to EBITDA on NRG stand-alone? And then risk adjusting the cash flows for a spark spread recovery three or four or five years from now versus the risk inherent being low on gas?
David Crane — NRG Energy — President and CEO
Well, I don’t know that I can answer that question because the idea of putting two turns of debt to EBITDA or on NRG, we have not contemplated.
Unidentified Audience Member
And so you ought to contemplate it, because that ought to be the bogey against which you state this is free cash flow accretive, because that is exactly what you are doing. You ought to risk adjust the cash flows that you have today and see how they can tolerate leverage versus the cash flows that you are assuming. That would make it a completely or a much more intellectually honest comparison, versus saying, this is free cash flow accretive.
David Crane — NRG Energy — President and CEO
Okay, well you have your sense of intellectual honesty; I have my own. So what is the next question?
Unidentified Audience Member
I just wanted you to clarify on the NOL you are positive that gets transferred and preserved and transactioned? And then secondly, when we think about the RFT basket, what is the calculation; it shows all a stock deal; how much would it increase by again? You said $1 billion?
David Crane — NRG Energy — President and CEO
Well, remind me, the first question — the restricted payment basket. What happens with the restricted payment basket under the bond deal is the restricted payment basket because of the issuance of equity goes to $10 billion plus. But what happens then is that the pacing item for us in terms of return of capital to shareholders actually becomes the restricted covenants under the bank deal. And of course that is a free cash flow metric which — and that is why we talk about it going from the $100 million range to the $1 billion range. And of course, should we ever want to modify that, it is a lot cheaper to modify the bank transaction than the bond deal. I’m sorry, and tell me the —
Unidentified Audience Member
That is fine. The NOLs?

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

David Crane — NRG Energy — President and CEO
Oh, the NOLs, yes.
Unidentified Audience Member
The preservation of that in a transaction.
David Crane — NRG Energy — President and CEO
You know, before we went down this path, we did as much work as we could based on the public information. We were pretty confident that that would be fully available to us based on public information. Obviously, it is item number one on the due diligence front, you know, should we have that opportunity. But we would not have gone through this if we did not have a pretty good certainty that that would all be available.
Unidentified Audience Member
I guess with regard to the asset sale or the potential asset sales in the contemplated deal, given the fact that the deal looks dilutive on near-term metrics it seems like the asset sales are necessary to make the deal neutral at least in the near-term. How would you guarantee, aside from what precedent transactions might say that you’re able to sell the assets for a valuation that would make the deal neutral or positive in the near-term?
David Crane — NRG Energy — President and CEO
How would I guarantee?
Unidentified Audience Member
Or would you make sure that if you were going to do the deal you could guarantee it, to put it another way.
David Crane — NRG Energy — President and CEO
Well, I mean, my view of this is that — there are really two types of assets. There are non-core assets and there are assets that we would have to sell in Texas. I think the number has been out there just to be below the 20% rule, we would have to sell 4,000 megawatts. I want to emphasize that those would not necessarily be 4,000 Calpine megawatts. They could be a combination of the two.
But in terms of pre-selling, pre-selling — I mean everything is a risk/reward balance, as you know. I think when you pre-sell, you leave money on the table like there is no tomorrow. I think that we look around at the industry and the fundamentals of the industry and the people who are buying, this now well-worn path of people who still have generation and rate base, where as long as they pay $1 less than replacement cost, they are confident that they can justify buying modern assets and getting it into rate base.
I would be reluctant to do too much pre-selling. I think the place where pre-selling might make sense depending on what the regulatory dynamic is, would be in Texas. But I see the ability to sell 4,000 megawatts in Texas is a very high-quality situation. And if pre-selling involved giving to someone some optimal thing, I would certainly take that risk.
But I would say that if you look at a sort of normal timing scenario, we would sort of expect that if this transaction — one good thing about this transaction. It is either going to happen or it is not going to happen in a very short period of time — I would say by the end of the second quarter.
And then roughly based on the approvals we think we would have to get, our operating scenario, the approvals would come over the second half of the year. It depends, under Hart-Scott-Rodino how much you can be prepared to do a sales effort for a transaction that has not been approved yet. But I do not think it is going to take — it would take a long time, into 2009, to make very significant progress on a sell-down.

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

I mean the slide I showed you on how long we took to selling our 24 assets would show at about 2.5 years. Keep in mind that the environment was very different when you were looking to sell assets at the end of 2003, than it looks right now.
John Kiani — Deutsche Bank — Analyst
We will take one or two more questions and then we will wrap it up.
Unidentified Audience Member
I’m sorry, these are just more follow-ups on both the NOL and the asset sale. Just regarding the NOLs, I think there’s a very basic rule that if there is a change of control of a company just coming out of bankruptcy within two years then those NOLs get disallowed. I would just like to hear a little more whether you guys have heard that rule and just already had come up with a way to come around it?
And then just regarding the asset sales, would those 4,000 megawatts have to be baseload, or do you have a choice in terms of saying we can sell the peaking capacity as opposed to 4,000 megawatts of baseload?
David Crane — NRG Energy — President and CEO
There’s no rule in Texas about baseload. It is a very simple rule. It says 20% of generation. And certainly at one point I think the pioneer in this area was TXU, was that they were going to sell all their old gas plants and keep all their baseload plants. And so at that time all the other things that TXU had pushback, but they never received any pushback on that. So we expect that we would be able to sell whatever we want to.
And, again, depending on what we see is the asset values is that we have 2,000 megawatts of plant in the Houston area that are mothballed. And in the 20% rule, mothballed plants that are not retired also count as part of the calculation. So if we wanted to, we could include those 2,000 megawatts.
As to your first question about tax, you’re getting me a little bit out of my depth. I certainly am aware of that rule, and I know that all of our tax people are aware of that rule. And certainly, we do not think that that rule is not an obstacle, but I cannot tell you exactly why we think it is not an obstacle. But I certainly have been in the room when that specific question was asked. And so we don’t think that is a concern.
Unidentified Audience Member
I have three hopefully quick questions. One, just wondering what impact does having contracts on assets impact whether or not you have to actually sell them in the ERCOT market? Second, you guys footnoted a $2.5 billion value for the geysers in getting to an implied gas plant value. Can you just talk about what rationale went into getting to the $2.5 billion for the geysers? And finally I guess when you look at the transaction what do you — which way do you look at it in terms of accretion, dilution, benefit to shareholders? There is mention of kind of people look at it is not near-term accretive. They think it is dilutive. But what do you think the right way to actually look at the deal is from an investor point of view?
David Crane — NRG Energy — President and CEO
Well, I mean the last point, I think it will be free cash flow accretive. My view is that again a lot of it depends on asset sales. But I start with the fact it would be free cash flow accretive. And at the end of the day, I think the most important financial metric for the Company is free cash flow yield. I think that if we start with a transaction that is free cash flow accretive in 2009 I think it becomes evermore free cash flow accretive. It becomes, I think — it goes from financially being a good deal to a great deal as the years — as we go ahead.
I think in terms of the EBITDA accretive, again, that depends on the asset sales. I’m confident we can get there. I think that that is — that will take a few months more.
But I think the other way that I would look at it as a shareholder in terms of more control of our balance sheet in terms of the de facto lifting of the restricted payment basket.

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Final Transcript

May. 28. 2008 / 7:30AM ET, NRG — NRG Energy at Deutsche Bank Energy & Utilities Conference

On the geysers, the $2.5 billion, I mean, again, I would say firming up the geysers and the CapEx and the remaining resource, I think that is point number two on our due diligence list. But the price that I have commonly heard talked about for the geysers is actually north of 2,500 per kilowatt, more in the 3,000 to 4,000 range. So I think that would be positive.
And I know John is looking at me. He’s putting the hook on me. I see my friends from consolidated Edison in the back of the room. What was the first question quickly?
Unidentified Audience Member
(inaudible question — microphone inaccessible)
David Crane — NRG Energy — President and CEO
My understanding, contracting on ERCOT assets, we can try and make that argument, but I don’t think that ERCOT has ever recognized that if you control the [spats], you are allowed to own over 20%. Our operating assumption is that it is a pretty straightforward rule. So John, thank you very much.
John Kiani — Deutsche Bank — Analyst
Thank you very much, David.

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